Exhibit 99.1

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2014 and 2013	F-4

Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012	F-8

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012	F-9

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-10

Notes to Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012	F-13

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statement as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012	F-78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2(aa)(iv) to the consolidated financial statements, the accompanying consolidated balance sheets as of December 31, 2013 and 2014 have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs which was adopted by the Company on January 1, 2016.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2015 (December 14, 2016 and February 17, 2017 as to Notes 2(aa)(iv), 8, 12 and 25 to the accompanying consolidated financial statements for the years ended December 31, 2014 and 2013, respectively)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Company and our report dated March 25, 2015 (December 14, 2016 and February 17, 2017 as to Notes 2(aa)(iv), 8, 12 and 25 to the accompanying consolidated financial statements for the years ended December 31, 2014 and 2013, respectively) expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph relating to the retrospective adoption of the authoritative guidance on the presentation of debt issuance costs which was adopted by the Company on January 1, 2016.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2015

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,597,655	$1,381,757
Bank deposits with original maturity over three months	110,616	626,940
Restricted cash	1,447,034	770,294
Accounts receivable, net (Note 3)	253,665	287,880
Amounts due from affiliated companies (Note 24(a))	1,079	23
Deferred tax assets (Note 17)	532	—
Income tax receivable	15	18
Inventories	23,111	18,169
Prepaid expenses and other current assets	69,254	54,898
Assets held for sale (Note 4)	—	8,468

Total current assets	3,502,961	3,148,447

PROPERTY AND EQUIPMENT, NET (Note 5)	4,696,391	3,308,846
GAMING SUBCONCESSION, NET (Note 6)	427,794	485,031
INTANGIBLE ASSETS, NET (Note 7)	4,220	4,220
GOODWILL (Note 7)	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 8)	290,647	350,745
RESTRICTED CASH	369,549	373,371
DEFERRED TAX ASSETS (Note 17)	115	93
LAND USE RIGHTS, NET (Note 9)	887,188	951,618

TOTAL ASSETS	$10,260,780	$8,704,286

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable (Note 10)	$14,428	$9,825
Accrued expenses and other current liabilities (Note 11)	1,005,720	928,751
Income tax payable	6,621	6,584
Capital lease obligations, due within one year (Note 13)	23,512	27,265
Current portion of long-term debt, net (Note 12)	261,097	260,051
Amounts due to affiliated companies (Note 24(b))	3,626	2,900
Amount due to a shareholder (Note 24(c))	—	79

Total current liabilities	1,315,004	1,235,455

LONG-TERM DEBT, NET (Note 12)	3,469,901	2,164,056
OTHER LONG-TERM LIABILITIES (Note 14)	93,441	28,492
DEFERRED TAX LIABILITIES (Note 17)	58,949	62,806
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 13)	278,027	253,029
LAND USE RIGHTS PAYABLE (Note 23(c))	3,788	35,466
COMMITMENTS AND CONTINGENCIES (Note 23)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2014 and 2013 and issued – 1,633,701,920 and 1,666,633,448 shares as of December 31, 2014 and 2013, respectively (Note 16))	$16,337	$16,667
Treasury shares, at cost (17,684,386 and 16,222,246 shares as of December 31, 2014 and 2013, respectively (Note 16))	(33,167)	(5,960)
Additional paid-in capital	3,092,943	3,479,399
Accumulated other comprehensive losses	(17,149)	(15,592)
Retained earnings	1,227,177	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,286,141	4,246,670
Noncontrolling interests	755,529	678,312

Total equity	5,041,670	4,924,982

TOTAL LIABILITIES AND EQUITY	$10,260,780	$8,704,286

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2014	2013	2012
OPERATING REVENUES
Casino	$4,654,184	$4,941,487	$3,934,761
Rooms	136,427	127,661	118,059
Food and beverage	84,895	78,880	72,718
Entertainment, retail and others	108,417	103,739	90,789

Gross revenues	4,983,923	5,251,767	4,216,327
Less: promotional allowances	(181,614)	(164,589)	(138,314)

Net revenues	4,802,309	5,087,178	4,078,013

OPERATING COSTS AND EXPENSES
Casino	(3,246,404)	(3,452,736)	(2,834,762)
Rooms	(12,669)	(12,511)	(14,697)
Food and beverage	(23,513)	(29,114)	(27,531)
Entertainment, retail and others	(62,073)	(64,212)	(62,816)
General and administrative	(311,696)	(255,780)	(226,980)
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(93,970)	(17,014)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—

Total operating costs and expenses	(4,116,949)	(4,247,354)	(3,570,921)

OPERATING INCOME	685,360	839,824	507,092

NON-OPERATING INCOME (EXPENSES)
Interest income	20,025	7,660	10,958
Interest expenses, net of capitalized interest	(124,090)	(152,660)	(109,611)
Change in fair value of interest rate swap agreements	—	—	363
Amortization of deferred financing costs	(28,055)	(18,159)	(13,272)
Loan commitment and other finance fees	(18,976)	(25,643)	(1,324)
Foreign exchange (loss) gain, net	(6,155)	(10,756)	4,685
Other income, net	2,313	1,661	115
Loss on extinguishment of debt (Note 12)	—	(50,935)	—
Costs associated with debt modification (Note 12)	—	(10,538)	(3,277)

Total non-operating expenses, net	(154,938)	(259,370)	(111,363)

INCOME BEFORE INCOME TAX	530,422	580,454	395,729
INCOME TAX (EXPENSE) CREDIT (Note 17)	(3,036)	(2,441)	2,943

NET INCOME	527,386	578,013	398,672

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	80,894	59,450	18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$608,280	$637,463	$417,203

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2014	2013	2012
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.369	$0.386	$0.254

Diluted	$0.366	$0.383	$0.252

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,647,571,547	1,649,678,643	1,645,346,902

Diluted	1,660,503,130	1,664,198,091	1,658,262,996

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
Net income	$527,386	$578,013	$398,672
Other comprehensive (loss) income:
Foreign currency translation adjustment	(2,468)	(23,399)	16
Change in fair value of interest rate swap agreements	(19)	—	—
Change in fair value of forward exchange rate contracts	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	(138)

Other comprehensive loss	(2,487)	(23,399)	(23)

Total comprehensive income	524,899	554,614	398,649
Comprehensive loss attributable to noncontrolling interests	81,824	68,314	18,540

Comprehensive income attributable to Melco Crown Entertainment Limited	$606,723	$622,928	$417,189

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
					Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
			(Note)
BALANCE AT JANUARY 1, 2012	1,653,101,002	$16,531	(10,552,328)	$(106)	$3,223,274	$(1,034)	$(282,510)	$231,497	$3,187,652
Net income for the year	—	—	—	—	—	—	417,203	(18,531)	398,672
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	140,000	140,000
Foreign currency translation adjustment	—	—	—	—	—	16	—	(9)	7
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	—	(138)
Acquisition of assets and liabilities (Note 26)	—	—	—	—	—	—	—	1,860	1,860
Share-based compensation (Note 18)	—	—	—	—	8,973	—	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	4,958,293	50	(4,958,293)	(50)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,276,634	13	(13)	—	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—	—
Exercise of share options (Note 16)	—	—	2,966,955	30	3,601	—	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	354,817	3,740,756
Net income for the year	—	—	—	—	—	—	637,463	(59,450)	578,013
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	280,000	280,000
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(8,864)	(23,399)
Share-based compensation (Note 18)	—	—	—	—	14,119	—	—	883	15,002
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(1,121,838)	(8,770)	—	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	378,579	2,965	(2,965)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	8,574,153	86	(8,574,153)	(86)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,297,902	13	(13)	—	—	—	—
Exercise of share options (Note 16)	—	—	3,064,302	31	4,888	—	—	—	4,919
Change in shareholding of the Philippine subsidiaries (Note 27)	—	—	—	—	227,535	—	—	110,926	338,461

BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	678,312	4,924,982
Net income for the year	—	—	—	—	—	—	608,280	(80,894)	527,386
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	92,000	92,000
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(930)	(2,468)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	—	(19)
Share-based compensation (Note 18)	—	—	—	—	18,233	—	—	2,168	20,401
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(208,278)	(1,721)	—	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	467,121	3,648	(3,648)	—	—	—	—
Shares repurchased for retirement (Note 16)	—	—	(36,649,344)	(300,495)	—	—	—	—	(300,495)
Retirement of shares (Note 16)	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,068,534	11	(11)	—	—	—	—
Exercise of share options (Note 16)	—	—	928,299	9	2,147	—	—	—	2,156
Change in shareholding of the Philippine subsidiaries (Note 27)	—	—	—	—	57,293	—	—	64,873	122,166
Dividends declared ($0.2076 per share) (Note 21)	—	—	—	—	(189,459)	—	(153,259)	—	(342,718)

BALANCE AT DECEMBER 31, 2014	1,633,701,920	$16,337	(17,684,386)	$(33,167)	$3,092,943	$(17,149)	$1,227,177	$755,529	$5,041,670

Note:	The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the Stock Repurchase Program pending for retirement.

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$527,386	$578,013	$398,672
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	368,394	382,806	378,597
Amortization of deferred financing costs	28,055	18,159	13,272
Amortization of deferred interest expense	—	756	2,138
Amortization of discount on senior notes payable	—	71	801
Excess payment on acquisition of assets and liabilities	—	—	5,747
Interest accretion on capital lease obligations	19,756	16,063	—
Interest income on restricted cash	(9,050)	—	—
Loss on disposal of property and equipment	4,550	2,483	887
Impairment loss recognized on property and equipment	4,146	—	—
Allowance for doubtful debts and direct write off	37,669	44,299	28,416
Written off contract acquisition costs	—	1,582	—
Gain on disposal of assets held for sale	(22,072)	—	—
Loss on extinguishment of debt	—	50,935	—
Written off deferred financing costs on modification of debt	—	10,538	—
Share-based compensation	20,401	14,987	8,973
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	—	—	(138)
Change in fair value of interest rate swap agreements	—	—	(363)
Changes in operating assets and liabilities:
Accounts receivable	(7,732)	(15,261)	(42,367)
Amounts due from affiliated companies	(1,056)	1,299	524
Amount due from a shareholder	—	—	6
Inventories	(4,942)	(1,593)	(1,318)
Prepaid expenses and other current assets	(3,893)	(25,974)	(3,716)
Long-term prepayments, deposits and other assets	(49,007)	(1,197)	(2,679)
Deferred tax assets	(22)	12	(81)
Accounts payable	4,603	(3,920)	1,722
Accrued expenses and other current liabilities	(42,668)	71,527	164,886
Income tax payable	(239)	5,640	(313)
Amounts due to affiliated companies	(2,000)	2,164	(564)
Amount due to a shareholder	(79)	79	—
Other long-term liabilities	26,271	2,010	809
Deferred tax liabilities	(3,857)	(3,544)	(3,678)

Net cash provided by operating activities	$894,614	$1,151,934	$950,233

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for capitalized construction costs	$(977,182)	$(496,915)	$(79,211)
Changes in restricted cash	(678,151)	268,414	(1,047,019)
Payment for acquisition of property and equipment	(237,715)	(78,250)	(141,269)
Placement of bank deposits with original maturity over three months	(110,616)	(626,940)	—
Advance payments for construction costs	(107,587)	(161,633)	—
Deposits for acquisition of property and equipment	(99,443)	(17,198)	(7,708)
Payment for land use rights	(50,541)	(64,297)	(53,830)
Payment for entertainment production costs	(1,346)	(2,064)	(1,788)
Payment for contract acquisition costs	—	(27,722)	—
Payment for security deposit	—	(4,293)	—
Proceeds from deposits on sale of assets held for sale	—	1,285	—
Net payment for acquisition of assets and liabilities	—	—	(5,315)
Proceeds from sale of property and equipment	1,117	343	422
Net proceeds from sale of assets held for sale	29,255	—	—
Withdrawals of bank deposits with original maturity over three months	626,940	—	—

Net cash used in investing activities	(1,605,269)	(1,209,270)	(1,335,718)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(342,718)	—	—
Repurchase of shares for retirement	(300,495)	—	—
Principal payments on long-term debt	(262,563)	(1,667,969)	(2,755)
Payment of deferred financing costs	(12,742)	(129,133)	(30,297)
Purchase of shares under trust arrangement for future vesting of restricted shares	(1,721)	(8,770)	—
Principal payments on capital lease obligations	(228)	(38)	—
Prepayment of deferred financing costs	—	(56,535)	(18,812)
Deferred payment for acquisition of assets and liabilities	—	(25,000)	(25,000)
Proceeds from exercise of share options	736	4,017	3,599
Capital contribution from noncontrolling interests	92,000	280,000	140,000
Net proceeds from issuance of shares of a subsidiary	122,167	338,461	—
Proceeds from long-term debt	1,632,514	1,000,000	868,000

Net cash provided by (used in) financing activities	926,950	(264,967)	934,735

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(397)	(5,149)	1,935

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	215,898	(327,452)	551,185
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,381,757	1,709,209	1,158,024

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,597,655	$1,381,757	$1,709,209

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(95,118)	$(127,807)	$(102,015)
Cash paid for tax (net of refunds)	(7,154)	(333)	(1,129)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Costs of property and equipment funded through capital lease obligations	850	288,535	—
Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	60,738	15,744	10,967
Costs of property and equipment funded through amounts due to affiliated companies	2,809	215	428
Construction costs funded through accrued expenses and other current liabilities, other long-term liabilities and capital lease obligations	200,800	87,611	49,508
Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable	—	14,608	69,057
Deferred financing costs funded through accrued expenses and other current liabilities	248	4,522	7,080

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America. On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange, further details please refer to Note 28(a).

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP”, through MCP’s subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. City of Dreams Manila commenced operations on December 14, 2014, with a grand opening of the integrated resort on February 2, 2015.

As of December 31, 2014 and 2013, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments - continued

The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2014 and 2013 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 12 and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which has been frozen by the Taiwanese authority since January 2013 in connection with an investigation related to certain alleged violations of Taiwan banking and foreign exchange laws by certain employees of the Taiwan branch office, with indictment received in August 2014 against the subsidiary’s Taiwan branch office and such employees, further information is included in Note 23(e); iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 22(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”); and iv) interest income earned on restricted cash balance which are restricted as to withdrawal and use.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2014 and 2013, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk - continued

accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2014 and 2013, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement or lease agreement, whichever is shorter
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s long-term debt except for the Aircraft Term Loan as disclosed in Note 12, interest rate swap agreements, the land

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs - continued

premium payables for the land use rights where City of Dreams and Studio City are located and the capital lease obligations. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $220,974, $183,647 and $120,021, of which $96,884, $30,987 and $10,410 were capitalized for the years ended December 31, 2014, 2013 and 2012, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2014, 2013 and 2012.

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), an indirect subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k)	Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Group recognizes the assets at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Group evaluates their recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of Long-lived Assets (Other Than Goodwill) - continued

of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

During the year ended December 31, 2014, an impairment loss of $4,146 was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau and the amount were included in the consolidated statements of operations. No impairment losses were recognized during the years ended December 31, 2013 and 2012.

(m)	Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Amortization expense of approximately $28,055, $18,159 and $13,272 were recorded during the years ended December 31, 2014, 2013 and 2012, respectively.

(n)	Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(o)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Grand Hyatt Macau hotel, Hyatt City of Dreams Manila hotel (collectively the “Hyatt Hotels”) and Taipa Square Casino. For the operations of the Hyatt Hotels, the Group is the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels business, it is the principal and the transactions of the Hyatt Hotels are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances - continued

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2014, 2013 and 2012 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2014	2013	2012
Rooms	$22,282	$19,828	$16,819
Food and beverage	53,941	43,838	39,014
Entertainment, retail and others	7,683	8,301	7,238

	$83,906	$71,967	$63,071

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are determined mainly from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,275,610, $2,479,958 and $2,024,697 for the years ended December 31, 2014, 2013 and 2012, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group has incurred pre-opening costs primarily in connection with City of Dreams Manila and Studio City since December 2012 and July 2011, respectively. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(t)	Advertising and Promotional Expenses

The Group expenses all advertising and promotional expenses as incurred or the first time the advertising takes place. Advertising and promotional expenses included in the accompanying consolidated statements of operations were $47,906, $43,403 and $40,854 for the years ended December 31, 2014, 2013 and 2012, respectively.

(u)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”), the Macau Pataca (“MOP”) or the Philippine Peso (“PHP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(v)	Share-based Compensation Expenses

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant and actual forfeitures are recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 18.

(w)	Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Income Tax - continued

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(x)	Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2014	2013	2012
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,647,571,547	1,649,678,643	1,645,346,902
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	12,931,583	14,519,448	12,916,094

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,660,503,130	1,664,198,091	1,658,262,996

During the years ended December 31, 2014, 2013 and 2012, 2,519,037, nil and 1,901,136 outstanding share options, and 701,681, nil and nil outstanding restricted shares as at December 31, 2014, 2013 and 2012, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility and City of Dreams Project Facility (as defined in Note 12), and forward exchange rate contracts to manage its risks associated exchange rate fluctuations for the interest payments of the RMB Bonds (as defined in Note 12). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

The Group’s outstanding interest rate swap agreements as of December 31, 2014 are disclosed in Note 11. Further information on the Group’s interest rate swap agreements and forward exchange rate contracts are included in Note 12.

(z)	Comprehensive Income and Accumulated Other Comprehensive Losses

Comprehensive income includes net income, foreign currency translation adjustments, change in fair value of interest rate swap agreements and forward exchange rate contracts and reclassification to earnings upon settlement of forward exchange rate contracts and is reported in the consolidated statements of comprehensive income.

As of December 31, 2014 and 2013, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2014	2013
Foreign currency translation adjustment	$(17,130)	$(15,592)
Change in the fair value of interest rate swap agreements	(19)	—

	$(17,149)	$(15,592)

(aa)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

(i)	In February 2013, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements - continued

(ii)	In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

(iii)	In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

(iv)	In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to present as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance was effective as of January 1, 2016 and the Group adopted the new guidance on a retrospective basis. As a result, debt issuance costs of $170,130 and $106,838 as of December 31, 2014 and 2013, respectively, related to the Group’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $1,653 and $2,515 as of December 31, 2014 and 2013, respectively, related to the Group’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt issuance costs of $3,089 and $5,078 as of December 31, 2014 and 2013, respectively, related to the Group’s revolving credit facilities were reclassified from deferred financing costs, net to long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

Recent Accounting Pronouncements Not Yet Adopted:

(v)

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted - continued

customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

(vi)	In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2014	2013
Casino	$414,515	$423,963
Hotel	1,728	1,353
Other	6,208	5,898

Sub-total	422,451	431,214
Less: allowance for doubtful debts	(168,786)	(143,334)

	$253,665	$287,880

During the years ended December 31, 2014, 2013 and 2012, the Group has provided allowance for doubtful debts, net of recoveries of $29,979, $43,750 and $26,566 and has directly written off accounts receivable of $7,690, $549 and $1,850, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2014	2013	2012
At beginning of year	$143,334	$113,264	$86,775
Additional allowance, net of recoveries	29,979	43,750	26,566
Reclassified to long-term receivables, net	(4,527)	(13,680)	(77)

At end of year	$168,786	$143,334	$113,264

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and various settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2014	2013
Current	$155,172	$187,377
1-30 days	52,574	57,727
31-60 days	18,719	11,607
61-90 days	3,937	11,878
Over 90 days	23,263	19,291

	$253,665	$287,880

4.	ASSETS HELD FOR SALE

On February 18, 2014, the Group completed the sale of its properties in Macau pursuant to a promissory agreement dated November 20, 2013 signed with a third party. Total consideration amounted to HK$240,000,000 (equivalent to $30,848) which include a cash deposit of HK$10,000,000 (equivalent to $1,285) received by the Group on the date of signing the promissory agreement. During the year ended December 31, 2014, the Group recognized a gain on disposal of assets held for sale of $22,072. As of December 31, 2013, the total net carrying value of the properties held for sale amounted to $8,468.

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost
Buildings	$2,693,256	$2,693,753
Furniture, fixtures and equipment	607,423	449,732
Leasehold improvements	588,454	265,808
Plant and gaming machinery	197,740	162,763
Transportation	84,441	64,687
Construction in progress	1,935,391	868,828

Sub-total	6,106,705	4,505,571
Less: accumulated depreciation and amortization	(1,410,314)	(1,196,725)

Property and equipment, net	$4,696,391	$3,308,846

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET - continued

As of December 31, 2014 and 2013, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $219,141 and $102,246, respectively.

During the years ended December 31, 2014, 2013 and 2012, additions to property and equipment amounted to $1,637,305, $912,355 and $283,998, respectively and disposals of property and equipment at carrying amount were $5,667, $2,822 and $1,310, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements was $265,781 and $711, respectively, as of December 31, 2014. The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements was $266,540 and $115, respectively, as of December 31, 2013. Further information of the lease arrangement is included in Note 13.

6.	GAMING SUBCONCESSION, NET

	December 31,
	2014	2013
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(472,206)	(414,969)

Gaming subconcession, net	$427,794	$485,031

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2015 through 2021, and approximately $27,135 in 2022.

7.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2014, 2013 and 2012.

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2014	2013
Entertainment production costs	$73,819	$72,853
Less: accumulated amortization	(34,646)	(26,416)

Entertainment production costs, net	39,173	46,437
Advance payments for construction costs	107,563	161,633
Deposits for acquisition of property and equipment	47,158	15,694
Input value-added tax, net	43,841	—
Other deposits and other long-term prepayments	39,708	35,747
Long-term receivables, net	10,115	6,250
Deferred financing costs, net	3,089	5,078
Prepayment of deferred financing costs	—	79,906

Long-term prepayments, deposits and other assets	$290,647	$350,745

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective useful life of the entertainment show, whichever is shorter.

Deferred financing costs, net represent unamortized debt issuance costs related to the Group’s revolving credit facilities.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams, Studio City and City of Dreams Manila.

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $24,848 and $20,321 as of December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, net amount of current accounts receivable of $8,642 and $17,691 and net amount of allowance for doubtful debts of $4,527 and $13,680, respectively, were reclassified to non-current. During the year ended December 31, 2012, net amount of long-term receivables of $401 was reclassified to current; and net amount of allowance for doubtful debts of $77 was reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2014	2013
Altira Macau — Medium-term lease (“Taipa Land”)	$146,475	$146,434
City of Dreams — Medium-term lease (“Cotai Land”)	399,578	399,578
Studio City — Medium-term lease (“Studio City Land”)	653,564	653,564

	1,199,617	1,199,576
Less: accumulated amortization	(312,429)	(247,958)

Land use rights, net	$887,188	$951,618

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited’s (“Altira Developments”), an indirect subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land is disclosed in Note 23(c).

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited’s (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company and Melco Crown Macau’s acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplated the development of an additional five-star hotel area in replacement of the four-star apartment hotel area included in such land grant, and the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the final land amendment for Cotai Land is disclosed in Note 23(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET - continued

The Studio City Land was acquired upon acquisition of assets and liabilities in July 2011. The cost of Studio City Land was recognized in accordance with proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of the Company, in November 2006. In June 2012, the Group recognized an additional land premium upon Studio City Developments’ acceptance of the final amendment proposal issued by the Macau Government, which was completed with the publication in the Macau official gazette of such proposed amendment on July 25, 2012. Such amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. Further details on the final land amendment for Studio City Land is disclosed in Note 23(c).

10.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2014	2013
Within 30 days	$12,319	$8,429
31-60 days	691	341
61-90 days	381	478
Over 90 days	1,037	577

	$14,428	$9,825

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2013
Outstanding gaming chips and tokens	$237,013	$263,663
Gaming tax accruals	171,460	238,920
Construction costs payables	169,053	69,057
Staff cost accruals	117,049	85,118
Customer deposits and ticket sales	80,898	80,421
Property and equipment payables	70,957	24,354
Operating expense and other accruals and liabilities	70,295	57,032
Interest expenses payable	33,544	30,529
Land use rights payable	31,678	50,500
Other gaming related accruals	23,754	29,157
Interest rate swap liabilities	19	—

	$1,005,720	$928,751

In connection with Studio City Project Facility (as defined in Note 12), Studio City Company Limited (“Studio City Company”), an indirect subsidiary which the Company holds 60% interest, entered into certain floating-for-fixed interest rate swap agreements in September 2014 that will expire in March 2015 to

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

limit its exposure to interest rate risk. Under the interest rate swap agreements, Studio City Company pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable Hong Kong Interbank Offered Rate (“HIBOR”) for each of the payment dates. All these interest rate swap agreements will expire in March 2015.

As of December 31, 2014, the notional amounts of the outstanding interest rate swap agreements amounted to HK$1,867,199,900 (equivalent to $240,000).

These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses are recognized in the consolidated statements of operations.

As of December 31, 2014, the interest rate swap liabilities of $19 represented the fair values of the interest rate swap agreements.

12.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2014	2013
Studio City Project Facility (net of unamortized deferred financing costs of $71,735 and nil as of December 31, 2014 and 2013, respectively)	$1,223,954	$—
2013 Senior Notes (net of unamortized deferred financing costs of $73,611 and $83,105 as of December 31, 2014 and 2013, respectively)	926,389	916,895
Studio City Notes (net of unamortized deferred financing costs of $17,486 and $19,646 as of December 31, 2014 and 2013, respectively)	807,514	805,354
2011 Credit Facilities (net of unamortized deferred financing costs of $2,687 and $6,602 as of December 31, 2014 and 2013, respectively)	414,479	667,281
Philippine Notes (net of unamortized deferred financing costs of $6,264 and nil as of December 31, 2014 and 2013, respectively)	329,931	—
Aircraft Term Loan	28,731	34,577

	3,730,998	2,424,107
Current portion of long-term debt (net of unamortized deferred financing costs of $1,653 and $2,515 as of December 31, 2014 and 2013, respectively)	(261,097)	(260,051)

	$3,469,901	$2,164,056

2011 Credit Facilities

On June 22, 2011, Melco Crown Macau (the “Borrower”) entered into an amendment agreement (the “2011 Credit Facilities”) with certain lenders in respect of a senior secured credit facility (the “City of Dreams Project Facility”), which was entered on September 5, 2007 and which was subsequently amended from time to time, in an aggregate amount of $1,750,000 to fund the City of Dreams project, construction of an integrated entertainment resort complex in Macau. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

2011 Credit Facilities - continued

On June 30, 2011, the 2011 Credit Facilities, which was subsequently amended from time to time, became effective and among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and removed certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the borrowing group which included the Borrower and certain of its subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule which commenced on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility is to be made available on a fully revolving basis to the date that is one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

2011 Credit Facilities - continued

guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011. As of December 31, 2014, management believes that the 2011 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of the 2011 Borrowing Group of approximately $3,559,000 and $3,220,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,808, $2,453 and $1,324 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the 2011 Term Loan Facility has been fully drawn down. During the years ended December 31, 2014 and 2013, the Group repaid HK$1,997,260,800 (equivalent to $256,717) and HK$998,630,400 (equivalent to $128,358), respectively, under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013. The Group repaid HK$1,653,154,570 (equivalent to $212,488) during the year ended December 31, 2013, and accordingly, the entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, the Group had total outstanding borrowings of HK$3,245,548,000 (equivalent to $417,166) and HK$5,242,809,600 (equivalent to $673,883), respectively, under the 2011 Credit Facilities.

During the year ended December 31, 2012, certain floating-for-fixed interest rate swap agreements entered by Melco Crown Macau during the year 2009 to limit the exposure to interest rate risk in connection with the City of Dreams Project Facility expired. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 1.98% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting and subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations during the year ended December 31, 2012.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”), a wholly-owned subsidiary of the Company, issued and listed the $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”) on the Official List

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

2010 Senior Notes - continued

of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part of the 2010 Senior Notes at fixed redemption prices.

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20).

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

2010 Senior Notes - continued

Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

RMB Bonds

On May 9, 2011, the Company issued and listed the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at 100% at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

The Company had the option to redeem in whole, but not in part under certain circumstances as defined in the indenture, the RMB Bonds at any time prior to May 9, 2012 at an additional redemption price. Thereafter, the Company had the option to redeem in whole, but not in part, the RMB Bonds at any time after May 9, 2012 at a fixed redemption price.

The indenture governing the RMB Bonds contained certain negative pledge and financial covenants, providing that the Company should not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company was also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and a leverage ratio.

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest, which was partially funded from net proceeds from offering of the 2013 Senior Notes (described below). The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

Deposit-Linked Loan

On May 20, 2011, the Company entered into a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable at fixed exchange rates on November 9, 2011 and May 9, 2012, respectively, and during the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable at fixed exchange rate on November 9, 2012. During the year ended December 31, 2012, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 was reclassified from accumulated other comprehensive losses to interest expenses.

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), an indirect subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2014, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2014 and 2013, the carrying value of aircraft was $40,974 and $46,437, respectively.

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”) and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

2013 Senior Notes - continued

Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the RMB Bonds on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred financing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part of the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

2013 Senior Notes - continued

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of MCE Finance and its restricted subsidiaries of approximately $3,639,000 and $3,296,000, respectively, were restricted from being distributed under the terms of the 2013 Senior Notes.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), an indirect subsidiary which the Company holds 60% interest, issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”), a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company, a wholly-owned indirect subsidiary of Studio City Finance, or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

Studio City Notes - continued

which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. During the years ended December 31, 2014 and 2013, Studio City Finance paid Studio City Notes interest expenses amounting to $70,125 and $71,099, respectively, with funds from the Note Interest Reserve Account. The remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”) on the Opening Date. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

As of December 31, 2014, the Group classified the balance of the Note Interest Reserve Account of $63,340 as current portion of restricted cash, while the balance of Note Debt Service Reserve Account of $35,064 as non-current portion of restricted cash on the consolidated balance sheets.

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second conditions were satisfied and the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance (the “Note Disbursement Account”) for the Studio City project cost payments on January 17, 2014.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 are used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

Studio City Notes - continued

Studio City Finance has the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Studio City Finance also has the option to redeem in whole, but not in part of the Studio City Notes at fixed redemption prices.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of Studio City Finance and its restricted subsidiaries of approximately $102,000 and $171,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, the Company and New Cotai Investments, LLC (“New Cotai Investments”), an indirect noncontrolling shareholder who owns 40% interest in Studio City Borrower, to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013; and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

Studio City Project Facility - continued

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

The Studio City Borrower may make voluntary prepayments in respect of the Studio City Project Facility in a minimum amount of HK$100,000,000 (equivalent to $12,853), plus the amount of any applicable break costs. The Studio City Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the Studio City Borrowing Group, including but not limited to: (i) net termination or claim proceeds under the Studio City Borrowing Group’s land concessions, certain construction agreements or finance or project documents, subject to certain exceptions; (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $5,000; (iii) the net proceeds received by any member of the Studio City Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Studio City Borrowing Group (subject to certain exceptions); (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility and related finance documents.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) paying dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date. As of December 31, 2014, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of Studio City Investments and its restricted subsidiaries of approximately $175,000 and $217,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

Studio City Project Facility - continued

The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $15,153 and $23,190, respectively, during the years ended December 31, 2014 and 2013.

In connection with the Studio City Project Facility, Studio City International Holdings Limited (“Studio City International”), an intermediate holding company of Studio City Finance and an indirect subsidiary which the Company holds 60% interest, is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014 and 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with. As of December 31, 2014 and 2013, the Cash Collateral is classified as non-current portion of restricted cash in the consolidated balance sheets.

The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the year ended December 31, 2013. On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down. As of December 31, 2014, the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

The Studio City Borrower is required to, within 120 days after the drawdown of the Studio City Project Facility, enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements in September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. All these interest rate swap agreements will expire in March 2015. These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations. No hedge agreement has been entered as at December 31, 2013 as the Studio City Borrower has not drawn down on the Studio City Project Facility.

Philippine Notes

On January 24, 2014, MCE Leisure issued PHP15 billion 5% senior notes, due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

Philippine Notes - continued

amount and offered to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

The Philippine Notes are guaranteed by MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure; and irrevocably and unconditionally by MCE on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of approximately PHP230,769,000 (equivalent to $5,182 based on exchange rate on transaction date), was approximately PHP14,769,231,000 (equivalent to $331,643 based on exchange rate on transaction date). MCE Leisure used the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries ability, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. As of December 31, 2014, management believes that MCE Leisure was in compliance with each of the financial restrictions and requirements.

The Philippine Notes are exempted from registration with the Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by the Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders, accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B) which limit the assignment and transfer of the Philippine Notes to primary institutional lenders only and to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2014	2013	2012
Interest for Studio City Notes**	$70,125	$71,099	$5,844
Interest for 2013 Senior Notes**	50,000	44,998	—
Interest for Studio City Project Facility*	26,321	—	—
Interest for Philippine Notes*	19,751	—	—
Interest for 2011 Credit Facilities*	11,337	16,841	21,849
Interest for Aircraft Term Loan*	998	1,191	705
Interest for 2010 Senior Notes	—	6,028	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	—	71	801
Interest for RMB Bonds	—	2,610	13,666
Interest for Deposit-Linked Loan	—	1,728	10,064

	178,532	144,566	114,429
Interest capitalized	(82,761)	(25,259)	(7,900)

	$95,771	$119,307	$106,529

*	Long-term debt repayable within five years
**	Long-term debt repayable after five years

During the years ended December 31, 2014, 2013 and 2012, the Group’s average borrowing rates were approximately 5.41%, 5.36% and 5.06% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2014 are as follows:

Year ending December 31,
2015	$262,750
2016	322,150
2017	161,897
2018	991,336
2019	339,648
Over 2019	1,825,000

$3,902,781

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

The long-term debt are repayable as follows:

	December 31,
	2014	2013
Within one year	$262,750	$262,566
More than one year, but not exceeding two years	322,150	262,749
More than two years, but not exceeding five years	1,492,881	179,697
More than five years	1,825,000	1,828,448

	3,902,781	2,533,460
Less: Amounts due within one year classified as current liabilities	(262,750)	(262,566)

	$3,640,031	$2,270,894

13.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 22(a)) for lease of the land and certain of the building structures for City of Dreams Manila which expected to be expired on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms.

Apart from the MCP Lease Agreement, the Group entered into lease agreements with third parties of lease of certain property and equipment during the years ended December 31, 2014 and 2013.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2014 are as follows:

Year ending December 31, 2015	$25,289
Year ending December 31, 2016	33,478
Year ending December 31, 2017	36,481
Year ending December 31, 2018	39,916
Year ending December 31, 2019	43,620
Over 2019	755,174

Total minimum lease payments	933,958
Less: amounts representing interest	(632,419)

Present value of minimum lease payments	301,539
Current portion	(23,512)

Non-current portion	$278,027

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	OTHER LONG-TERM LIABILITIES

	December 31,
	2014	2013
Construction costs and property and equipment retention payables	$59,162	$20,679
Staff cost accruals and others	20,750	—
Deferred rent liabilities	12,296	7,626
Other deposits received	1,233	187

	$93,441	$28,492

15.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2014 and 2013, which included the Studio City Project Facility, the 2013 Senior Notes, the Studio City Notes, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,878,381 and $2,585,768, respectively, as compared to its carrying value of $3,902,781 and $2,533,460, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes and the Studio City Notes. Fair value for the Studio City Project Facility, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use rights payable approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2014, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of December 31, 2014, the interest rate swap

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	FAIR VALUE MEASUREMENTS - continued

agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

16.	CAPITAL STRUCTURE

Ordinary and Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 18; and iii) the shares repurchased by the Company under the Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the years ended December 31, 2014, 2013 and 2012, the Company issued nil, 8,574,153 and 4,958,293 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 1,068,534, 1,297,902 and 1,276,634 of these ordinary shares upon vesting of restricted shares; and 928,299, 3,064,302 and 2,966,955 of these ordinary shares upon exercise of share options during the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, 2013 and 2012, the Company had a balance of 13,482,154, 15,478,987 and 11,267,038 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options.

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS from NASDAQ for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS from the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

During the year ended December 31, 2014, 69,426 ADSs, equivalent to 208,278 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $24.79 per ADS or $8.26 per share (including commissions), and 467,121 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2013, 373,946 ADSs, equivalent to 1,121,838 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $23.45 per ADS or $7.82 per share (including commissions), and 378,579 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2014 and

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

Shares Purchased under a Trust Arrangement - continued

2013, the shares purchased under trust arrangement has a balance of 484,416 and 743,259 ordinary shares, respectively, for future issuance upon vesting of restricted shares.

Shares Repurchased for Retirement

On August 7, 2014, the Board of Directors of the Company authorized the repurchase of the Company’s ADS of up to an aggregate of $500,000 under a stock repurchase program (“Stock Repurchase Program”), which remains valid until the expiry or revocation of the share repurchase mandate granted by the shareholders, upon conclusion of the next annual general meeting of the Company to be held in 2015, for shares retirement. Under the Stock Repurchase Program, the Company can repurchase ADS from the open market at the price range determined by the Company’s management from time to time. This Stock Repurchase Program may be terminated by the Company at any time prior to the expiration of the Stock Repurchase Program.

During the year ended December 31, 2014, 12,216,448 ADSs, equivalent to 36,649,344 ordinary shares were repurchased under the Stock Repurchase Program from NASDAQ in aggregate for $300,495 (including commissions), at an average market price of $24.60 per ADS or $8.20 per share, of which 32,931,528 ordinary shares repurchased under the Stock Repurchase Program were retired. As of December 31, 2014, the shares repurchased had a balance of 3,717,816 ordinary shares for future shares retirement and these remaining repurchased ordinary shares were subsequently retired in January 2015.

As of December 31, 2014, 2013 and 2012, the Company had 1,633,701,920, 1,666,633,448 and 1,658,059,295 issued ordinary shares, and 17,684,386, 16,222,246 and 11,267,038 treasury shares, with 1,616,017,534, 1,650,411,202 and 1,646,792,257 issued ordinary shares outstanding, respectively.

17.	INCOME TAXES

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the Philippines and other jurisdictions, respectively, during the years ended December 31, 2014, 2013 and 2012. The Company’s subsidiary incorporated in the United States of America and dissolved in June 2013, is subject to income tax in the United States of America up to the date of dissolution in 2013 and during the year ended December 31, 2012.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011.

The Macau Government has granted to subsidiaries of the Company, Altira Hotel Limited (“Altira Hotel”), in 2007, and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”), in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such declaration of utility

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,
	2014	2013	2012
Income tax provision for current year:
Macau Complementary Tax	$2,761	$41	$203
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Hong Kong Profits Tax	1,171	654	513
Income tax in other jurisdictions	622	99	238

Sub-total	7,349	6,384	954

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(57)	(417)	(171)
Hong Kong Profits Tax	124	(2)	32
Income tax in other jurisdictions	91	8	1

Sub-total	158	(411)	(138)

Deferred tax (credit) charge:
Macau Complementary Tax	(3,917)	(3,543)	(3,676)
Hong Kong Profits Tax	(22)	12	(81)
Income tax in other jurisdictions	(532)	(1)	(2)

Sub-total	(4,471)	(3,532)	(3,759)

Total income tax expense (credit)	$3,036	$2,441	$(2,943)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2014	2013	2012
Income before income tax	$530,422	$580,454	$395,729
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	63,651	69,654	47,487
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(25,416)	(9,642)	(556)
Under (over) provision in prior years	158	(411)	(138)
Effect of income for which no income tax expense is payable	(2,272)	(395)	(714)
Effect of expenses for which no income tax benefit is receivable	12,441	26,557	17,317
Effect of profits generated by gaming operations exempted from Macau Complementary Tax	(109,189)	(125,702)	(88,491)
Change in valuation allowance	60,868	36,790	22,152

	$3,036	$2,441	$(2,943)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2014, 2013 and 2012, if applicable. Income tax in other jurisdictions for the years ended December 31, 2014, 2013 and 2012 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate. For the year ended December 31, 2014, the provision for current income tax of one of the Company’s subsidiaries in the Philippines has been provided at 30% on the estimated taxable income and offset with a benefit from deferred income tax recognized up to the amount of income tax provided. No provisions for income tax for other subsidiaries of the Company in the Philippines for the years ended December 31, 2014, 2013 and 2012 and in the United States of America for the years ended December 31, 2013 and 2012 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2014, 2013 and 2012, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2014, 2013 and 2012 would have been decreased by $109,189, $125,702 and $88,491, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.066 and $0.066 per share for the year ended December 31, 2014, $0.076 and $0.076 per share for the year ended December 31, 2013 and $0.054 and $0.053 per share for the year ended December 31, 2012, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016, coinciding with the 5-year extension of the tax holiday as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2013 and 2012.

The effective tax rates for the years ended December 31, 2014, 2013 and 2012 were 0.6%, 0.4% and negative rate of 0.7%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2014, 2013 and 2012.

The net deferred tax liabilities as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013
Deferred tax assets
Net operating loss carried forwards	$94,280	$66,744
Depreciation and amortization	13,377	11,100
Deferred deductible expenses	4,402	3,861
Deferred rents	12,896	5,001
Others	9,527	1,997

Sub-total	134,482	88,703

Valuation allowance
Current	(18,626)	(19,415)
Long-term	(109,301)	(69,195)

Sub-total	(127,927)	(88,610)

Total deferred tax assets	6,555	93

Deferred tax liabilities
Land use rights	(55,683)	(60,090)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,821)	(2,211)
Others	(5,848)	—

Total deferred tax liabilities	(64,857)	(62,806)

Deferred tax liabilities, net	$(58,302)	$(62,713)

As of December 31, 2014 and 2013, valuation allowance of $127,927 and $88,610 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

realized. As of December 31, 2014, adjusted operating tax loss carry forwards, amounting to $153,845, $177,728 and $245,405 will expire in 2015, 2016 and 2017, respectively. Adjusted operating tax loss carried forwards of $159,715 has expired during the year ended December 31, 2014.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $11,447 and $18,175 as at December 31, 2014 and 2013, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2014 and 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $1,717 and $2,725 as at December 31, 2014 and 2013, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2014 and 2013, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

18.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of the Hong Kong Stock Exchange on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share were granted under the 2006 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012.

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2012	20,916,462	$1.55
Exercised	(2,966,955)	1.22
Forfeited	(1,110,843)	1.63
Expired	(6,510)	1.01

Outstanding as at December 31, 2012	16,832,154	1.61
Exercised	(2,967,372)	1.50
Forfeited	(82,380)	2.07
Expired	(4,989)	1.01

Outstanding as at December 31, 2013	13,777,413	1.63
Exercised	(853,905)	2.06
Expired	(6,087)	1.01

Outstanding as at December 31, 2014	12,917,421	$1.60	4.60	$88,730

Exercisable as at December 31, 2014	12,917,421	$1.60	4.60	$88,730

A summary of share options vested under the 2006 Share Incentive Plan at December 31, 2014 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $5.06) (Note)	12,917,421	$1.60	4.60	$88,730

Note: 1,615,101 share options vested and 6,087 share options expired during the year ended December 31, 2014.

As of December 31, 2014, there was no unvested share options under the 2006 Share Incentive Plan. Share options of 853,905, 2,967,372 and 2,966,955 were exercised and proceeds amounted to $1,758, $4,463 and $3,632 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2014, 2013 and 2012 were $5,472, $34,330 and $13,022, respectively. As of December 31, 2014, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Restricted Shares

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2012	4,002,503	$2.22
Vested	(1,276,634)	2.49
Forfeited	(486,984)	1.66

Unvested as at December 31, 2012	2,238,885	2.19
Vested	(1,297,902)	2.04
Forfeited	(38,313)	2.12

Unvested as at December 31, 2013	902,670	2.42
Vested	(902,670)	2.42

Unvested as at December 31, 2014	—	$—

The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2014, 2013 and 2012 were $2,182, $2,643 and $3,181, respectively. As of December 31, 2014, there was no unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2014 and 2013, 92,621,404 and 94,688,953 ordinary shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan, respectively.

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012, with the exercise price for share options granted in 2014 and 2013 determined at the higher of the closing price on the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange, while the exercise price for share options granted in 2012 determined at the closing price on the date of grant. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years from the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014	2013	2012
Expected dividend yield	1.11%	—	—
Expected stock price volatility	69.56%	65.50%	67.82%
Risk-free interest rate	2.04%	0.82%	1.01%
Expected average life of options (years)	6.1	5.1	5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2012	—	$—
Granted	1,934,574	4.70
Forfeited	(33,438)	4.70

Outstanding as at December 31, 2012	1,901,136	4.70
Granted	1,388,793	8.42
Exercised	(96,930)	4.70
Forfeited	(120,834)	6.00
Expired	(1,830)	4.70

Outstanding as at December 31, 2013	3,070,335	6.33
Granted	1,320,693	12.89
Exercised	(74,394)	5.34
Forfeited	(155,865)	9.84

Outstanding as at December 31, 2014	4,160,769	$8.30	8.18	$6,249

Exercisable as at December 31, 2014	1,494,933	$5.78	7.57	$4,023

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan at December 31, 2014 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.70 - $8.42) (Note)	1,494,933	$5.78	7.57	$4,023

Note: 1,046,418 share options vested and no share options expired during the year ended December 31, 2014.

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.70 - $12.98)	2,665,836	$9.71	8.53	$2,226

The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012 were $7.11, $4.50 and $2.44, respectively. Share options of 74,394 and 96,930 were exercised and proceeds amounts to $397 and $455 were recognized during the years ended December 31, 2014 and 2013, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2014 and 2013 were $232 and $812, respectively. No share option was exercised for the year ended December 31, 2012. As of December 31, 2014, there was $9,556 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.93 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2012	—	$—
Granted	1,170,612	4.43
Forfeited	(16,722)	4.43

Unvested at December 31, 2012	1,153,890	4.43
Granted	817,068	8.27
Vested	(378,579)	4.43
Forfeited	(60,420)	5.77

Unvested at December 31, 2013	1,531,959	6.43
Granted	746,856	12.42
Vested	(632,985)	6.04
Forfeited	(77,938)	9.57

Unvested at December 31, 2014	1,567,892	$9.28

The total fair value at date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the years ended December 31, 2014 and 2013 were $3,821 and 1,676, respectively. No restricted shares under the 2011 Share Incentive Plan were vested during the year ended December 31, 2012. As of December 31, 2014, there was $9,785 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.91 years.

MCP Share Incentive Plan

MCP operates a share incentive plan (the “MCP Share Incentive Plan”) to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders of MCP. On June 21, 2013, the MCP Share Incentive Plan, with amendments, were approved by MCP shareholders at MCP annual stockholders meeting and the Company’s shareholders at its extraordinary general meeting respectively. The MCP Share Incentive Plan became effective on June 24, 2013, the date of the Philippine SEC approved such amendments. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2014 and 2013, 57,075,917 and 47,098,936 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options

For the year ended December 31, 2014, MCP granted 9,543,186 share options to certain personnel under the MCP Share Incentive Plan, with the exercise price for 4,861,003 share options determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. The exercise price for 4,682,183 share options is fixed at $0.19 per share, with the same exercise price with the share options granted on June 28, 2013 on the bases approved by MCP’s management that these personnel would contribute significantly to the pre-opening of City of Dreams Manila and joined MCP and its subsidiaries (collectively referred to as the “MCP Group”) prior to March 31, 2014. These share options became exercisable over different vesting periods of around three years. For the year ended December 31, 2013, MCP granted share options to certain personnel under the MCP Share Incentive Plan with the exercise price determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. These share options became exercisable over a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. All share options granted expire 10 years after the date of grant.

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Expected dividend yield	—	—
Expected stock price volatility	40.00%	45.00%
Risk-free interest rate	3.77%	3.73%
Expected average life of options (years)	5.2	5.0

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the MCP Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	—	$—
Granted	120,826,336	0.19
Forfeited	(4,682,183)	0.19

Outstanding as at December 31, 2013	116,144,153	0.19
Granted	9,543,186	0.24
Forfeited	(1,560,727)	0.19

Outstanding as at December 31, 2014	124,126,612	$0.19	8.56	$14,149

As of December 31, 2014, no share options granted under the MCP Share Incentive Plan were vested and exercisable.

A summary of share options expected to vest under the MCP Share Incentive Plan as of December 31, 2014 are presented below:

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($0.19 - $0.30)	124,126,612	$0.19	8.56	$14,149

The weighted average fair value of share options granted under the MCP Share Incentive Plan during the years ended December 31, 2014 and 2013 were $0.14 and $0.09, respectively. As of December 31, 2014, there was $5,445 unrecognized compensation costs related to share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.52 years.

Restricted Shares

For the year ended December 31, 2014, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with vesting periods of around three years. For the year ended December 31, 2013, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. The grant date fair value is determined with reference to the market closing price of the MCP common shares at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Restricted Shares - continued

A summary of the status of the MCP Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$—
Granted	60,413,167	0.19
Forfeited	(2,341,091)	0.19

Unvested as at December 31, 2013	58,072,076	0.19
Granted	7,079,775	0.29
Forfeited	(780,365)	0.19

Unvested as at December 31, 2014	64,371,486	$0.20

No restricted shares under the MCP Share Incentive Plan were vested during the years ended December 31, 2014 and 2013. As of December 31, 2014, there was $6,596 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.59 years.

The impact of share options and restricted shares for the Group for the years ended December 31, 2014, 2013 and 2012 recognized in the consolidated financial statements is as follows:

	Year Ended December 31,
	2014	2013	2012
2006 Share Incentive Plan
Share options	$579	$3,234	$4,033
Restricted shares	492	2,188	2,464

Sub-total	1,071	5,422	6,497

2011 Share Incentive Plan
Share options	5,590	2,775	1,179
Restricted shares	5,915	3,052	1,297

Sub-total	11,505	5,827	2,476

MCP Share Incentive Plan
Share options	3,631	1,756	—
Restricted shares	4,194	1,982	—

Sub-total	7,825	3,738	—

Total share-based compensation expenses recognized in general and administrative expenses	$20,401	$14,987	$8,973

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Employees

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. The obligation of the Group with respect to the SSF Scheme operated by the Macau Government is to make the required contributions under the scheme.

The Group provided option for its qualifying employees in Macau to participate in voluntary defined contribution schemes (the “Macau Schemes”) operated by the Group in Macau. The Group contributes a fixed percentage of the eligible employees’ base salaries or fixed amount to the Macau Schemes. The Group’s contributions to the Macau Schemes are vested to employees in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Macau Schemes were established under trust with the assets of the funds held separately from those of the Group by independent trustees in Macau.

Hong Kong

Employees employed by the Group in Hong Kong and certain employees employed by the Group in other jurisdictions are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group in Hong Kong. The Group is required to contribute a fixed percentage of the employee’s base salaries to the MPF Scheme, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested to the employee in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Group’s mandatory contributions to the MPF Scheme are fully and immediately vested to the employee once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippine Government and MCP Group is required to pay at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the SSS Scheme to fund the benefits. The only obligation of MCP Group with respect to the SSS Scheme operated by the Philippine Government is to make the required contributions under the scheme.

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdictions operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	EMPLOYEE BENEFIT PLANS - continued

Executive Officers

Executive officers employed by the Group are members of the MPF Scheme operated by the Group in Hong Kong. The Group is required to contribute a fixed percentage of the executive officers’ base salaries to the MPF scheme, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested to the executive officers in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Group’s mandatory contributions to the MPF scheme are fully and immediately vested to the executive officer once they are paid. The MPF was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

During the years ended December 31, 2014, 2013 and 2012, the Group’s contributions into the defined contribution plans were $14,823, $8,522 and $5,303, respectively.

20.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2014 and 2013, the balance of the reserve amounted to $31,202 and $31,201, respectively.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Finance and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Investments and its restricted subsidiaries.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a new dividend policy (the “New Dividend Policy”). Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to Melco Crown Entertainment Limited, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

On April 16, 2014, the Company paid a special dividend of $0.1147 per share and recorded $189,459 as a distribution against share premium.

On June 6, 2014, September 4, 2014 and December 4, 2014, the Company paid quarterly dividends of $0.0431, $0.0259 and $0.0239 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2014, the Company recorded $153,259 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $342,718 were paid during the year ended December 31, 2014.

On February 12, 2015, a quarterly dividend of $0.0171 per share has been declared by the Board of Directors of the Company and payable on March 16, 2015 to the shareholders of records as of March 4, 2015.

During the years ended December 31, 2013 and 2012, the Company did not declare or pay any cash dividends on the ordinary shares.

22.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Provisional License

On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of March 13, 2013, the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation, SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle under the Provisional License in their dealings with PAGCOR. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP, and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 23(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(b)	Cooperation Agreement

On March 13, 2013, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective upon completion of the closing arrangement conditions with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of City of Dreams Manila until the expiry of the Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitment under the Cooperation Agreement are included in Note 23(c).

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective as of March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses. Further information in relation to the MCP Lease Agreement was disclosed in Notes 13 and 23(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2014, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling $1,065,813 including advance payments for construction costs of $107,563.

(b)	Lease Commitments and Other Arrangements

Operating Leases – As a Lessee

The Group leases the portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating lease agreements that expire at various dates through July 2033. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2014, 2013 and 2012, the Group incurred rental expenses amounting to $32,829, $21,815 and $18,573, respectively which consisted of minimum rental expenses of $25,374, $17,586 and $15,003 and contingent rental expenses of $7,455, $4,229 and $3,570, respectively.

As of December 31, 2014, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2015	$24,143
2016	19,618
2017	17,470
2018	16,832
2019	17,016
Over 2019	66,872

$161,951

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the sites of City of Dreams and City of Dreams Manila with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee with escalated contingent fee clauses. During the years ended December 31, 2014, 2013 and 2012, the Group earned operating and right to use fees amounting to $25,206, $27,287 and $22,906, respectively which consisted of minimum fees of $7,709, $7,724 and $9,005 and contingent fees of $17,497, $19,563 and $13,901, respectively.

As of December 31, 2014, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2015	$5,860
2016	4,487
2017	1,711
2018	1,489
2019	820

$14,367

The total minimum future fees do not include the escalated contingent fee clauses.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Macau must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 23(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013 (see Note 9). According to the revised land amendment, the government land use fees was revised from approximately $171 per annum to $186 per annum. As of December 31, 2014, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $3,003.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 9). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 is payable in four biannual instalments, accruing with 5% interest per annum, with the first instalment paid in July 2014. As of December 31, 2014 and 2013, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $7,302 and $3,518, and in land use rights payable in an amount of $3,788 and $11,090, respectively. According to the revised land amendment, the government land use fees will be revised to $1,185 per annum during the development period of additional hotel at City of Dreams; and to $1,235 per annum after the completion of the hotel. As of December 31, 2014, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $22,800.

Studio City

On July 25, 2012, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located (see Note 9). The amendment revised the land premium to approximately $174,954, with $23,561 paid in 2006 and $35,316 paid in June 2012 upon acceptance of the final amendment proposal and the remaining amount of approximately $116,077 is payable in five biannual instalments, accruing with 5% interest per annum, with the first instalment paid in January 2013. As of December 31, 2014 and 2013, the total outstanding balance of the land premium was included in accrued expenses and other

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Studio City - continued

current liabilities in an amount of $24,376 and $46,982, and in land use right payable in an amount of nil and $24,376, respectively. According to the revised land amendment, the government land use fees were revised to $490 per annum during the development period of Studio City; and to $1,131 per annum after the development period. As of December 31, 2014, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $11,055.

Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for City of Dreams Manila (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of City of Dreams Manila on December 14, 2014. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

•	For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000, and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

•	For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to City of Dreams Manila. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

As of December 31, 2014, the Licensees satisfied the minimum investment of $650,000 according to the terms of the Provisional License as mentioned above upon commencement of operations of City of Dreams Manila on December 14, 2014.

Other commitments required by PAGCOR under the Provisional License are as follows:

•	Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100,000,000 (equivalent to $2,241) to guarantee the Licensees’ completion of City of Dreams Manila and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100,000,000 (equivalent to $2,241) to PAGCOR on February 17, 2012.

•	Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,241) to ensure prompt and punctual remittance/payment of all license fees, of which MCE Leisure had secured a surety bond of PHP100,000,000 (equivalent to $2,241) in December 2014.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Provisional License - continued

•	The Licensees are required to maintain an escrow account into which all funds for development of City of Dreams Manila must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the completion of City of Dreams Manila, of which MCE Leisure had setup the escrow account in March 2013.

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

•	For taxable periods prior to April 1, 2014, under the terms of the Provisional License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily reduced the license fees by 10% to 5% and 15% of gross gaming revenues effective from April 1, 2014. The license fee reduction is required to be used for the payment of corporate income taxes and any portion not used for such payment must be repaid to PAGCOR in quarterly and annual true-up payments (as defined). This adjustment will address the additional exposure to corporate income tax on the Licensees brought by the Philippine Bureau of Internal Revenue (“BIR”) Revenue Memorandum Circular (“RMC”) No. 33-2013 dated April 17, 2013. The 10% license fee adjustment is a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Provisional License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Provisional License in the event BIR action is permanently restrained, corrected or withdrawn. PAGCOR and the Licensees also agreed that the 10% license fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of the remedies against any assessments by BIR for corporate income tax on the gaming revenue of the Licensees in the Philippines.

•	In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated by non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR, of which the foundation was setup by MCE Leisure on February 19, 2014.

•	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of December 31, 2014 and 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Also, each of the Philippine Parties and MCE Holdings Group agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

(d)	Guarantees

Except as disclosed in Note 12 to the consolidated financial statements, the Group has made the following significant guarantees as of December 31, 2014:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 23(c)(vi) to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 12, the Studio City Borrower, among others provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

•	Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees - continued

•	In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet the construction payment obligations of the Studio City project. The Trade Credit Facility is guaranteed by Studio City Company. As of December 31, 2014, the Trade Credit Facility of approximately $5,424 was utilized.

•	MCE Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,241) to a bank in respect of surety bond issued to PAGCOR as disclosed in Note 23(c).

(e)	Litigation

On August 12, 2014, a subsidiary’s Taiwan branch office and certain of its employees received indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. As of the date of this report, management believes that the Group’s operations in Taiwan are in compliance with Taiwan laws and the indictment would have no immediate material impact on the Group’s business operations or financial position.

As of December 31, 2014, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

24.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014, 2013 and 2012, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2014	2013	2012

Transactions with affiliated companies
Crown’s subsidiary	Consultancy fee expense	$387	$370	$428
	Purchase of property and equipment	830	371	351
	Software license fee expense	312	312	312

Lisboa Holdings Limited(1)	Office rental expense	1,810	895	1,157

Melco’s subsidiaries and its associated companies	Consultancy fee expense	546	643	483
	Office rental expense	—	308	586
	Purchase of property and equipment	2,852	597	1,479
	Service fee expense(2)	775	802	646
	Other service fee income	632	510	345
	Rooms and food and beverage income	115	49	161

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	RELATED PARTY TRANSACTIONS - continued

		Year Ended December 31,
Related companies	Nature of transactions	2014	2013	2012

Transactions with affiliated companies - continued
Shun Tak Holdings Limited and its subsidiaries (collectively referred to as the “Shun Tak Group”)(1)	Office rental expense	$199	$171	$136
	Traveling expense(3)	3,641	2,962	2,976
Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,399	1,809	1,711

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(3)	515	570	327

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,457	1,405	1,404
	Service fee expense	203	222	216
	Traveling expense(3)	14	113	33
Transactions with shareholders
Crown	Consultancy fee capitalized in deferred financing costs	—	—	222
Melco	Development costs	—	—	3,000

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

Other Related Party Transaction

On December 18, 2014, MCE (IP) Holdings Limited (“MCE IP”), an indirect subsidiary of the Company, and Crown Films LLC (“CFL”), a subsidiary of Crown, entered into an assignment agreement, under which CFL agreed to assign exclusively to MCE IP a 50% share of a short film and all related elements at a consideration of $15,619, representing 50% of the total production cost incurred by CFL as at the date of the assignment agreement. The short film would be produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	RELATED PARTY TRANSACTIONS - continued

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Melco’s subsidiary and its associated company	$1,077	$20
Shun Tak Group	2	3

	$1,079	$23

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2014 and 2013 were $1,077 and $1,312, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2014 and 2013 were $20 and $65, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2014 and 2013 were $3 and $15, respectively.

The outstanding balances due from affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Crown’s subsidiary	$930	$474
Melco’s subsidiary and its associated company	1,933	1,403
Shun Tak Group	343	259
SJM	215	445
Sky Shuttle	130	151
STDM Group	75	168

	$3,626	$2,900

The outstanding balances due to affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Amount Due To A Shareholder

The amount of $79 due to Melco as of December 31, 2013, mainly arising from expenses paid by Melco on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila which commenced operations on December 14, 2014. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Group. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of June 30, 2013. Taipa Square Casino is included within Corporate and Others.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2014	2013	2012
Macau:
Mocha Clubs	$173,150	$159,927	$176,830
Altira Macau	501,105	573,814	617,847
City of Dreams	3,133,680	3,148,657	3,147,322
Studio City	3,902,717	2,504,332	1,823,160

Sub-total	7,710,652	6,386,730	5,765,159

The Philippines:
City of Dreams Manila	1,064,459	631,377	30,193

Corporate and Others	1,485,669	1,686,179	2,093,191

Total consolidated assets	$10,260,780	$8,704,286	$7,888,543

Capital Expenditures

	Year Ended December 31,
	2014	2013	2012
Macau:
Mocha Clubs	$13,116	$6,515	$5,951
Altira Macau	21,984	5,464	7,105
City of Dreams	264,922	97,654	99,416
Studio City	907,455	440,826	115,385

Sub-total	1,207,477	550,459	227,857

The Philippines:
City of Dreams Manila	405,196	359,854	817

Corporate and Others	24,632	2,042	55,324

Total capital expenditures	$1,637,305	$912,355	$283,998

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2014	2013	2012
NET REVENUES
Macau:
Mocha Clubs	$147,373	$148,683	$143,260
Altira Macau	744,850	1,033,801	966,770
City of Dreams	3,848,623	3,857,049	2,920,912
Studio City	1,767	1,093	160

Sub-total	4,742,613	5,040,626	4,031,102

The Philippines:
City of Dreams Manila	7,564	—	—

Corporate and Others	52,132	46,552	46,911

Total net revenues	$4,802,309	$5,087,178	$4,078,013

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$36,337	$40,222	$36,065
Altira Macau	84,795	147,340	154,697
City of Dreams	1,165,632	1,193,211	805,719
Studio City	(1,296)	(1,059)	(670)

Sub-total	1,285,468	1,379,714	995,811

The Philippines:
City of Dreams Manila	6	(603)	(476)

Total adjusted property EBITDA	1,285,474	1,379,111	995,335

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(90,556)	(13,969)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Land rent to Belle	(3,562)	(3,045)	—
Share-based compensation	(20,401)	(14,987)	(8,973)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Corporate and Others expenses	(118,971)	(91,299)	(75,135)

Total operating costs and expenses	(600,114)	(539,287)	(488,243)

OPERATING INCOME	$685,360	$839,824	$507,092

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2014	2013	2012
NON-OPERATING INCOME (EXPENSES)
Interest income	$20,025	$7,660	$10,958
Interest expenses, net of capitalized interest	(124,090)	(152,660)	(109,611)
Change in fair value of interest rate swap agreements	—	—	363
Amortization of deferred financing costs	(28,055)	(18,159)	(13,272)
Loan commitment and other finance fees	(18,976)	(25,643)	(1,324)
Foreign exchange (loss) gain, net	(6,155)	(10,756)	4,685
Other income, net	2,313	1,661	115
Loss on extinguishment of debt	—	(50,935)	—
Costs associated with debt modification	—	(10,538)	(3,277)

Total non-operating expenses, net	(154,938)	(259,370)	(111,363)

INCOME BEFORE INCOME TAX	530,422	580,454	395,729
INCOME TAX (EXPENSE) CREDIT	(3,036)	(2,441)	2,943

NET INCOME	527,386	578,013	398,672
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	80,894	59,450	18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$608,280	$637,463	$417,203

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2014	2013	2012
Macau	$5,366,692	$4,503,982	$4,301,461
The Philippines	728,999	334,827	817
Hong Kong and other foreign countries	1,817	1,289	203

Total long-lived assets	$6,097,508	$4,840,098	$4,302,481

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

26.	ACQUISITION OF SUBSIDIARIES

Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”), entered into an acquisition agreement (the “Acquisition Agreement”) with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Proposed Acquisition”). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates) under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the “Subsidiary Sale Agreements”), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682 based on exchange rate on transaction date) which included i) PHP200,000,000 (equivalent to $4,874 based on exchange rate on transaction date) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808 based on exchange rate on transaction date) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808 based on exchange rate on transaction date), which represented the subsidiaries’ sale amount upon completion of the Proposed Acquisition.

On December 19, 2012, the Group completed the acquisition of 93.06% of the issued share capital of MCP. MCP did not have any operation and revenue immediately before the acquisition by the Group and the excess payment of $5,747 for acquisition of assets and liabilities of MCP does not have any measureable future economic benefits to the Group to qualify the recognition requirements of an asset, and was therefore expensed in the consolidated statements of operations and included in development costs.

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$27,876
Prepaid expenses and other current assets	13
Accrued expenses and other current liabilities	(1,094)
Noncontrolling interests	(1,860)

Net assets	24,935
Excess payment on acquisition of assets and liabilities (including direct cost incurred) charged to consolidated statements of operations and included in development costs	5,747

$30,682

Total consideration satisfied by:
Cash paid	$30,682

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

27.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On April 8, 2013, the Company through its indirect subsidiary, MCE Investments, subscribed for 2,846,595,000 common shares of MCP at total consideration of PHP2,846,595,000 (equivalent to $69,592 based on exchange rate on transaction date), which increased the Company’s shareholding in MCP and the Group recognized an increase of $401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). MCE Investments then used the proceeds from the Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). MCE Investments then used the proceeds from the Over-allotment Option to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

In March and April 2014, there are minor changes in ownership of MCP by the Group. The Company through MCE Investments No.2, a minority shareholder of MCP, acquired additional 400 common shares and 3,000 common shares of MCP under trust arrangements on March 13, 2014 and April 11, 2014, respectively. On March 31, 2014, MCE Investments sold 200 common shares of MCP to two independent directors of MCP.

On June 24, 2014, MCP and MCE Investments completed a placing and subscription transaction (the “2014 Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 485,177,000 common shares of MCP at the offer price of PHP11.30 per share (equivalent to $0.26 per share) (the “2014 Offer”). MCE Investments then used the proceeds from the 2014 Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP11.30 per share (equivalent to $0.26 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $57,293 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

During the years ended December 31, 2014 and 2013, the total transfers from noncontrolling interests amounted to $57,293 and $227,535 in relation to transactions as described above, respectively. The Group retains its controlling financial interest in MCP before and after the above transactions.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

27.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES - continued

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

	Year Ended December 31,
	2014	2013
Net income attributable to Melco Crown Entertainment Limited	$608,280	$637,463
Transfers from noncontrolling interests:
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the 2014 Placing and Subscription Transaction for subscription of common shares of MCP	57,293	—
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP	—	227,134
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP	—	401

Changes from net income attributable to Melco Crown Entertainment Limited’s shareholders and transfers from noncontrolling interests	$665,573	$864,998

28.	SUBSEQUENT EVENTS

(a)	On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange (the “Proposed De-Listing”). The Proposed De-Listing is expected to take effect at 4:00 p.m. on Friday, July 3, 2015, subject to fulfillment of the conditions of (a) the approval from the Company’s shareholders; (b) the approval from the Listing Committee of the Hong Kong Stock Exchange; and (c) the Company having given its shareholders at least three months’ notice of the Proposed De-Listing commencing on the shareholders’ approval date. As of the date of this report, condition (a) has been satisfied.

(b)	On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of a regular casino license for City of Dreams Manila as the Licensees satisfied the Investment Commitment of $1,000,000 under the terms of the Provisional License.

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,708	$3,414
Amount due from an affiliated company	1,091	—
Amounts due from subsidiaries	238,090	74,930
Prepaid expenses and other current assets	7,565	3,717

Total current assets	254,454	82,061

INVESTMENTS IN SUBSIDIARIES	5,915,023	5,492,941

TOTAL ASSETS	$6,169,477	$5,575,002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$2,920	$2,336
Income tax payable	239	128
Amounts due to affiliated companies	24	1,783
Amounts due to subsidiaries	183,872	181,819
Amount due to a shareholder	—	67

Total current liabilities	187,055	186,133

ADVANCE FROM A SUBSIDIARY	1,696,090	1,142,199
OTHER LONG-TERM LIABILITIES	191	—

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share (Authorized—7,300,000,000 shares as of December 31, 2014 and 2013 and issued—1,633,701,920 and 1,666,633,448 shares as of December 31, 2014 and 2013, respectively)	16,337	16,667
Treasury shares, at cost (17,684,386 and 16,222,246 shares as of December 31, 2014 and 2013, respectively)	(33,167)	(5,960)
Additional paid-in capital	3,092,943	3,479,399
Accumulated other comprehensive losses	(17,149)	(15,592)
Retained earnings	1,227,177	772,156

Total shareholders’ equity	4,286,141	4,246,670

TOTAL LIABILITIES AND EQUITY	$6,169,477	$5,575,002

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012

REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(33,887)	(33,345)	(26,164)

Total operating expenses	(33,887)	(33,345)	(26,164)

OPERATING LOSS	(33,887)	(33,345)	(26,164)

NON-OPERATING INCOME (EXPENSES)
Interest income	3	(403)	5,544
Interest expenses, net of capitalized interest	—	(4,274)	(16,634)
Amortization of deferred financing cost	—	(748)	(3,732)
Foreign exchange gain (loss), net	569	(1,231)	118
Other income, net	22,325	20,366	17,103
Loss on extinguishment of debt	—	(679)	—
Share of results of subsidiaries	620,023	658,016	441,112

Total non-operating income, net	642,920	671,047	443,511

INCOME BEFORE INCOME TAX	609,033	637,702	417,347

INCOME TAX EXPENSE	(753)	(239)	(144)

NET INCOME	$608,280	$637,463	$417,203

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
Net income	$608,280	$637,463	$417,203
Other comprehensive (loss) income:
Foreign currency translation adjustment	(1,538)	(14,535)	16
Change in fair value of interest rate swap agreements	(19)	—	—
Change in fair value of forward exchange rate contracts	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	(138)

Other comprehensive loss	(1,557)	(14,535)	(23)

Total comprehensive income attributable to Parent Company	$606,723	$622,928	$417,180

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2012	1,653,101,002	$16,531	(10,552,328)	$(106)	$3,223,274	$(1,034)	$(282,510)	$2,956,155
Net income for the year	—	—	—	—	—	—	417,203	417,203
Foreign currency translation adjustment	—	—	—	—	—	16	—	16
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	(138)
Share-based compensation	—	—	—	—	8,973	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options	4,958,293	50	(4,958,293)	(50)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,276,634	13	(13)	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—
Exercise of share options	—	—	2,966,955	30	3,601	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	3,385,939
Net income for the year	—	—	—	—	—	—	637,463	637,463
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(14,535)
Share-based compensation	—	—	—	—	14,119	—	—	14,119
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(1,121,838)	(8,770)	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	378,579	2,965	(2,965)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,574,153	86	(8,574,153)	(86)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,297,902	13	(13)	—	—	—
Exercise of share options	—	—	3,064,302	31	4,888	—	—	4,919
Change in shareholding of the Philippine subsidiaries	—	—	—	—	227,535	—	—	227,535

BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	4,246,670
Net income for the year	—	—	—	—	—	—	608,280	608,280
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(1,538)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	(19)
Share-based compensation	—	—	—	—	18,233	—	—	18,233
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(208,278)	(1,721)	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	467,121	3,648	(3,648)	—	—	—
Shares repurchased for retirement	—	—	(36,649,344)	(300,495)	—	—	—	(300,495)
Retirement of shares	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—
Issuance of shares for restricted shares vested	—	—	1,068,534	11	(11)	—	—	—
Exercise of share options	—	—	928,299	9	2,147	—	—	2,156
Change in shareholding of the Philippine subsidiaries	—	—	—	—	57,293	—	—	57,293
Dividends declared	—	—	—	—	(189,459)	—	(153,259)	(342,718)

BALANCE AT DECEMBER 31, 2014	1,633,701,920	$16,337	(17,684,386)	$(33,167)	$3,092,943	$(17,149)	$1,227,177	$4,286,141

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$608,280	$637,463	$417,203
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	12,576	11,249	8,973
Amortization of deferred financing cost	—	748	3,732
Loss on extinguishment of debt	—	679	—
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	—	—	(138)
Dividend received from subsidiary	420,000	—	—
Share of results of subsidiaries	(620,023)	(658,016)	(441,112)
Changes in operating assets and liabilities:
Amount due from an affiliated company	(1,091)	1,113	438
Prepaid expenses and other current assets	(2,429)	(367)	3,649
Long-term prepayments	—	—	135
Accrued expenses and other current liabilities	584	(4,129)	(1,852)
Income tax payable	111	394	(333)
Amount due to a shareholder	(67)	67	—
Amounts due to affiliated companies	(1,759)	1,724	7
Amounts due to subsidiaries	2,053	1,189	(238)
Other long-term liabilities	191	—	—

Net cash provided by (used in) operating activities	418,426	(7,886)	(9,536)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(155,883)	(497,325)	(277,945)
Amounts due from subsidiaries	(167,606)	1,800	(26,975)
Repayment of advance to a subsidiary	400	1,337	10,512
Change in restricted cash	—	368,177	—

Net cash used in investing activities	(323,089)	(126,011)	(294,408)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(342,718)	—	—
Repurchase of shares for retirement	(300,495)	—	—
Purchase of shares under trust arrangement for future vesting of restricted shares	(1,721)	(8,770)	—
Principal payments on long-term debt	—	(721,455)	—
Proceeds from exercise of share options	—	4,017	3,599
Advance from a subsidiary	553,891	860,632	225,427

Net cash (used in) provided by financing activities	(91,043)	134,424	229,026

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,294	527	(74,918)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,414	2,887	77,805

CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,708	$3,414	$2,887

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2014 and 2013, approximately $3,786,000 and $3,473,000, respectively of the restricted net assets were not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2014, 2013 and 2012. The Company received cash dividend of $420,000, nil and nil from its subsidiary during the years ended December 31, 2014, 2013 and 2012, respectively.

2.	Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.